Exhibit (e)(31)

AMENDMENT TO EXECUTIVE CHANGE OF CONTROL AGREEMENT

This AMENDMENT TO EXECUTIVE CHANGE OF CONTROL AGREEMENT, effective Jan 2, 2019 is by and between CIRCOR International, Inc., a Massachusetts corporation (the “Company”) and Sumit Mehrotra (the “Executive”).

WHEREAS, the Company and the Executive entered into an executive Change of Control agreement made as of October 26, 2016 (the “Agreement”);

WHEREAS, the parties desire to amend the Agreement to provide for accelerated vesting of equity awards granted after March 02, 2019 only on an employment termination by the Executive for Good Reason or by the Company without Cause following a Change of Control (each as defined in the Agreement), and not the occurrence of a Change of Control without an employment termination.

NOW, THEREFORE, the Company and the Executive, each intending to be legally bound hereby, do mutually covenant and agree as follows:

1.                                      Section 3(a)(ii) is hereby amended by replacing the semicolon therein with a period and adding the following immediately following such period:

“Notwithstanding the preceding provisions of this paragraph (ii), stock options, other stock-based awards and restricted stock units granted after March 02, 2019 shall accelerate and become exercisable and non-forfeitable in accordance with the provisions of paragraph (iii) of this Section 3(a), rather than this paragraph (ii);”

2.                                      A new Section 3(a)(iii) is hereby added immediately following existing Section 3(a)(ii) to read as follows, and existing section references are appropriately renumbered:

“This paragraph (iii) shall apply with respect to stock options, other stock-based awards and restricted stock units granted after March 02, 2019. All stock options and other stock-based awards granted to the Executive by the Company shall immediately accelerate and become exercisable or non-forfeitable if, within twelve (12) months after the occurrence of the first event constituting a Change in Control, the Executive’s employment is terminated by the Company without Cause or Executive terminates the Executive’s employment for Good Reason. In addition, all restricted stock units held by the Executive pursuant to the Management Stock Purchase Plan shall become fully vested upon such employment termination and the Executive shall be entitled to receive the shares of stock represented by such restricted stock units. Executive shall also be entitled to any other rights and benefits with respect to stock related awards, to the extent and upon the terms, provided in the employee stock option or incentive plan or any agreement or other instrument attendant thereto pursuant to which such options or awards were granted; and”

Signature Page to Follow

3.                                      The Agreement otherwise remains in full force and effect as to all other provisions under said Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

CIRCOR INTERNATIONAL, INC.

By:	/s/ Scott Buckhout
Name:	Scott Buckhout
Title:	President and CEO

EXECUTIVE

By:	/s/ Sumit Mehrotra
Name:	Sumit Mehrotra
Title:	President, Industrial Group